Mr. Robert H. Fisher

Vice President Finance and

Chief Financial Officer

Woodhead Industries, Inc.

Three Parkway North, Suite 550

Deerfield, IL 60015

March 24, 2006

Ms. Michele Gohlke

Branch Chief

Mail Stop 6010

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

RE:	Woodhead Industries, Inc.
Form 10-K for Fiscal Year Ended October 1, 2005
Form 10-Q for Fiscal Quarter Ended December 31, 2005
File No. 000-05971

Dear Ms. Gohlke:

Please find additional information in further response to your comments on our Fiscal 2005 Form 10-K. We included your original comments along with our responses to assist in your review.

Item 8. Consolidated Financial Statements and Supplemental Data

Notes to Consolidated Financial Statements

Note 1. Summary of Accounting Policies, page 26

D. Inventories

SEC Comment No. 5:

Reference is made to your disclosure “we value our inventories at the lower of cost or market value and adjust their value for reserves.” This disclosure is confusing. Please tell us and revise to clarify what you mean by “adjusting their value for reserves.” Also, revise to disclose the methodology used by management to evaluate your inventory for obsolescence. Refer to guidance in SAB Topic 5BB.

Management’s Response:

We will revise Footnote No. 1 D. of our filing to disclose the following:

We value our inventories at the lower of cost or market, and adjust our inventory for excess and obsolescence reserves. The resulting inventory value represents a new cost basis. Adjustments to our excess and obsolescence reserves are made after analyzing market conditions, current and projected sales activity, inventory costs and inventory balances to determine appropriate reserve levels. Cost is determined using the first-in first-out (FIFO) method, or the last-in first-out (LIFO) method. The LIFO method of inventory valuation is used by two of our three U.S. subsidiaries and this method was chosen to better match current cost and revenue.

Note 6. Goodwill and Other Intangible Assets, page 33

SEC Comment No. 7:

We note that you increased goodwill for a purchase price adjustment in the amount of $2 million in fiscal year 2004. Revise to disclose the nature of this adjustment made to the initial allocation. Refer to paragraph 51(h) of SFAS 141.

Management’s Response:

Additional explanation for SEC Comment No. 7 is as follows:

In February 2001 we acquired applicom International, S.A. for $14.7 million in cash. In accordance with Accounting Principles Board Opinion (APB) No. 16: Business Combinations, we applied the purchase method of accounting. In 2004 we became aware that the deferred tax liability pertaining to the acquired intangible assets was inadvertently omitted in the purchase accounting process. To correct this omission goodwill was increased by $1.8 million to reflect the additional deferred tax liability. In addition we increased goodwill by $0.2 million related to a reclassification primarily from software technology that was part of the original acquisition. The effect of these adjustments on prior periods was not material.

We will revise Footnote No. 6 of our filing to disclose the following:

The following is a summary of changes in the carrying value of goodwill at the balance sheet dates:

	2005	2004
Beginning balance	$36,769	$32,290
Effect of changes in exchange rates	(1,039)	2,465
Purchase accounting adjustment	-	2,014
Ending balance	$35,730	$36,769

The carrying values of goodwill are impacted by fluctuations in foreign exchange rates.

In fiscal 2004 we recorded purchase accounting adjustments to increase goodwill by $2.0 million primarily to record a deferred tax liability related to our purchase of applicom International. The effect of this adjustment on prior periods was not material.

In connection with responding to your comments, the company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this letter is responsive to your request. If you have any questions regarding our responses, please feel free to contact us at 847-236-9300.

Sincerely,

/s/ Robert H. Fisher

Robert H. Fisher

Vice President Finance and Chief Financial Officer

Woodhead Industries, Inc.